Exhibit 1

For Immediate Release

June 19, 2007

CanWest MediaWorks Income Fund Announces Monthly Distribution

Toronto, Ontario – CanWest MediaWorks Income Fund (the "Fund") has announced that its Board of Trustees has approved a cash distribution of $0.0771 per unit for the month of June 2007 to unitholders of record as of the close of business on June 29, 2007. The distribution will be paid on July 12, 2007, provided that all conditions to completion of the proposed privatization transaction of the Fund are satisfied or waived and the privatization is implemented as currently anticipated. If the privatization is not completed by July 12, 2007, the distribution will be paid on July 13, 2007.

CanWest MediaWorks Income Fund (TSX: CWM.UN; www.cwmincomefund.com) is an unincorporated, open-ended trust that holds an approximate 26% equity interest in CanWest MediaWorks Limited Partnership, which is the largest publisher of newspapers in Canada, as measured by paid circulation, readership and revenue.

The assets within the Limited Partnership comprise ten major metropolitan daily newspapers serving nine Canadian cities, including Vancouver Sun, The Province (Vancouver), Ottawa Citizen, The Gazette (Montreal), The Edmonton Journal, Calgary Herald, The Windsor Star, Times-Colonist (Victoria), Leader Post (Regina), and Star Phoenix (Saskatoon), together with 23 smaller community daily, weekly and bi-weekly publications. The assets also include online properties canada.com, dose.ca, working.com and driving.ca and related websites.

CanWest MediaWorks Limited Partnership is 74% owned by CanWest Global Communications Corp., (CanWest) (TSX: CGS and CGS.A, www.canwestglobal.com). CanWest, an international media company, is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

For additional information, please contact:

Doug Lamb, Executive Vice President and CFO

CanWest MediaWorks Limited Partnership

Tel: (416) 383-2325

Email: dlamb@canwest.com